SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE
PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935

* * * * *
File No. 69-372

Texas-New Mexico Power Company
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1.  The name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:
Name	State of Organization	Location and Nature of Business
Texas-New Mexico Power Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 Electric Utility/Holding Company
Texas Generating Company, L.P	Texas	P.O. Box 2943 Fort Worth, TX 76113 Single purpose limited partnership
Texas Generating Company II, L.L.C.	Texas	P.O. Box 2943 Fort Worth, TX 76113 Single purpose limited liability company

     2.  Following is a brief description of the properties of claimant and of each of its wholly owned public utility subsidiaries, Texas Generating Company, L.P. (TGC) and Texas Generating Company II, L.L.C. (TGC II), used for the generation, transmission and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

          Texas-New Mexico Power Company (TNMP) serves approximately 240,000 customers in a total of 85 municipalities and adjacent rural areas in Texas and New Mexico. TNMP is a subsidiary of TNP Enterprises, Inc., a public utility holding company exempt under Section 3(a)(1) of the Act.

          Within Texas, TNMP is a regulated public utility that, during 2001, was engaged in the generation, transmission, distribution and sale of electric energy. TNMP provides electric service to 76 municipalities in Texas, primarily smaller-to-medium sized communities. Only two of the Texas municipalities that TNMP serves have populations exceeding 50,000. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. TNMP's Texas service territory is found in three areas of the state:

    56 communities in North and Central Texas extending from Lewisville, near Dallas-Fort Worth International Airport, along the Red River, and south and west of Fort Worth.

    14 communities in southeastern Texas, between Houston and Galveston and to the south of Houston. The largest municipality in this area is Texas City.

    Six communities in far west Texas between Midland and El Paso.

          Effective January 1, 2002, TNMP separated its Texas utility operations in accordance with the provisions of the Texas electric utility restructuring legislation enacted in 1999. First Choice Power, Inc. (FCP) TNMPs affiliated retail electric provider and a wholly-owned subsidiary of TNP Enterprises, Inc., TNMPs parent, assumed the activities related to the sale of electricity to retail customers in Texas. FCP and other retail electric providers operating in TNMPs service territories now serve customers formerly served directly by TNMP. TGC became the unregulated entity performing the generation activities of TNMP. TNMP continues to operate its regulated transmission and distribution business in Texas.

          Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. It owns transmission and distribution lines within New Mexico and serves nine communities in southern New Mexico. The largest of these communities are Silver City, Alamogordo and Ruidoso. The New Mexico region is based at Silver City.

          TGC owns generating facilities located in Robertson County, Texas, which is in the central part of Texas. The generating facilities consist of two 150 MW, circulating fluidized bed units, and currently use lignite as the fuel source. TNMP also has a transmission line connecting these units to a major transmission grid in Texas. TGC sells electricity from these units solely within Texas. During 2001, the ownership of these facilities was consolidated in TGC; formerly, it was held jointly by TNMP, TGC and TGCII.

          Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

     3.  Certain information for the calendar year 2001 with respect to claimant and its subsidiaries, is provided in the following chart:
(a)	Total MWH sold and related revenues are as follows:

		MWH	Revenues From Sales
	Retail	8,911,512	$660,093,000
	Wholesale	291,958	12,499,000
	Totals	9,203,470	$672,592,000

TNMP, TGC and TGCII are incorporated or organized in the State of Texas.

(b)	MWH sold and related revenues at retail in (a) above, are as follows:

		MWH	Retail Revenues
	Texas	7,814,777	$547,149,000
	New Mexico	1,096,735	112,944,000
	Totals	8,911,512	$660,093,000

(c)	MWH sold and related revenues at wholesale in (a) above, are as follows:

		MWH	Wholesale Revenues
	Texas	291,958	$12,499,000
	New Mexico	--	--
	Totals	291,958	$12,499,000

(d)	MWH purchased and related expenses are as follows:

			Purchased Power
		MWH	Expenses
	Texas	5,979,774	$238,129,000
	New Mexico	1,165,260	89,063,000
	Totals	7,145,034	$327,192,000

     4.  Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

          Exhibit A. Presented are:

    a consolidating statement of operations of the claimant and its subsidiaries for the last calendar year 2001,

    a consolidating balance sheet as of the close of the 2001 calendar year, and consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 2001 calendar year.

          Exhibit B. A Financial Data Schedule for the period ended December 31, 2001, including Item Nos. 1, 2, and 3.

          The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.

Texas-New Mexico Power Company

By /s/ M. S. Cheema
  M. S. Cheema
  Sr. Vice President - Chief Financial Officer

Attest:

/s/ Paul W. Talbot
Paul W. Talbot, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Paul W. Talbot, Secretary
Texas-New Mexico Power Company
P. O. Box 2943
Fort Worth, Texas 76113